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                    ChrisKen Partners Cash Income Fund, L.P.
                        345 North Canal Street, Suite 201
                             Chicago, Illinois 60606


June 21, 2005

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Ms. Cicely Luckey, Accounting Branch Chief

RE:      CHRISKEN PARTNERS CASH INCOME FUND, L.P.
         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
         FILE NO. 000-17602

Dear Ms. Luckey:

         We are responding to the Staff's comment letters dated April 26, 2005 as supplemented by a telephone call received from Robert Telewicz, Staff Accountant on June 10, 2005, with respect to our Form 10-KSB for the year ended December 31, 2004.

         By way of background, we responded to the Staff's April 26, 2005, comments in a ChrisKen Partners Cash Income Fund, L.P. (the "Partnership") letter to the Securities and Exchange Commission (the "Commission") that was filed on or about May 10,2005 (the "Response"). We also filed an amendment to our Form 10KSB on May 5, 2005. By this letter we are providing the written statement that also was requested. Accordingly, we acknowledge that:

         1. The Partnership is responsible for the adequacy and accuracy of the disclosure in its filings, including those referenced above (being specifically, the Response and the Form 10KSB/A) and in this letter.

         2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership's filings.

         3. The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

            Please feel free to call me at (312) 454-1626 extension 104 with any questions.

Very truly yours,

/s/ Robert Mayer
--------------------------------------------
Robert Mayer, Acting Chief Financial Officer
ChrisKen Income Properties, Inc.,
   Managing General Partner
ChrisKen Partners Cash Income Fund L.P.

cc: Robert Telewicz, Staff Accountant
    Division of Corporate Finance
    Facsimile 202-942-9635